

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
GABELLI.COM

For Immediate Release: Contact: George Maldonado
Director of Proxy Voting Services
(914) 921-7733

For further information please visit
www.gabelli.com

GAMCO Announces Plan to Tender CIRCOR Shares

Rye, New York, July 18, 2019 - GAMCO Investors, Inc. (NYSE: GBL) ("GAMCO"), announced today that certain of its affiliates are participating in Crane Co.'s (NYSE: CR) ("Crane") revised tender offer to acquire all of the outstanding shares of CIRCOR International, Inc.'s (NYSE: CIR) ("CIRCOR" or the "Company") common stock for $48.00 per share in cash. The tender offer is scheduled to expire at midnight, New York City Time, on July 19, 2019.

GAMCO again encourages CIRCOR's Board of Directors (the "Board") to engage with Crane as well as any other interested parties for the benefit of all stockholders.

GAMCO's proxy voting committee will continue to monitor the actions of CIRCOR's Board as it considers the submission of director nominations at the Company's 2020 Annual Meeting of Stockholders.

About GAMCO Investors, Inc.

GAMCO Investors, Inc. (NYSE:GBL), through its subsidiaries, manages assets of private advisory accounts (GAMCO), mutual funds and closed-end funds (Gabelli Funds, LLC), and is known for its Private Market Value with a Catalyst™ style of investment.